

Rayrok Corp.
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to April 30, 2026

TABLE OF CONTENTS



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rayrok Corp. Management

We have reviewed the accompanying financial statements of Rayrok Corp (the Company) which comprise the balance sheet as of April 30, 2026 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows from inception through April 30, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN

June 16, 2026

RAYROK CORP.
BALANCE SHEET

		As of April 30, 2026
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	6,631
Total Current Assets		6,631
TOTAL ASSETS	$	6,631
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	$	6,012
Total Current Liabilities		6,012
TOTAL LIABILITIES	$	6,012
EQUITY		
Capital Contributions	$	11,888
Accumulated Deficit		(11,269)
TOTAL EQUITY	$	619
TOTAL LIABILITIES AND EQUITY	$	6,631

See Accompanying Notes to these Unaudited Financial Statements

RAYROK CORP.
STATEMENT OF OPERATIONS

		Inception through April 30, 2026
Operating Expenses		
Advertising & Marketing	$	7,194
General & Administrative		4,075
Total Operating Expenses		**11,269**
Total Loss from Operations	$	**(11,269)**
Other Income (Expense)		
Total Other Income (Expense)		**-**
Net Income (Loss)	$	**(11,269)**

See Accompanying Notes to these Unaudited Financial Statements

RAYROK CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Capital Contributions	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/26	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Capital Contributions	-	-	11,888	-	11,888
Net income (loss)	-	-	-	(11,269)	(11,269)
Ending balance at 4/30/26	-	-	11,888	(11,269)	619

See Accompanying Notes to these Unaudited Financial Statements

RAYROK CORP.
STATEMENT OF CASH FLOWS

		Inception through April 30, 2026
OPERATING ACTIVITIES		
Net Income (Loss)	$	(11,269)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Credit Card Payable		6,012
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		6,012
Net Cash provided by (used in) Operating Activities	$	(5,257)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Capital Contributions		11,888
Net Cash provided by (used in) Financing Activities	$	11,888
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	6,631
Cash at end of period	$	6,631

See Accompanying Notes to these Unaudited Financial Statements

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rayrok Corp. ("the Company") was incorporated in Texas on January 9, 2026. The Company is building Rayrok, a music discovery platform designed to help users discover new music through short-form video previews, artist profiles, social sharing, playlists, and fan engagement features. A key part of the Company's platform is its planned listening economy, which is designed to compensate artists directly for qualified full-song listens on the platform and provide a more artist-friendly alternative to traditional streaming economics. The Company plans to generate revenue through multiple channels, including user credit purchases, subscription plans, advertising, artist-facing paid accounts, promotional placements, and future brand or entertainment partnerships. The Company's operations are based in Austin, Texas. The Company's customers will initially be located primarily in the United States.

The Company intends to conduct a crowdfunding campaign under Regulation CF in 2026 to raise operating capital.

Risks & Uncertainties:

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company is subject to normal startup risks and uncertainties, including dependence on successful product development, availability of financing, cloud/software vendors, platform partners, music/licensing-related ecosystem risks, user and artist adoption, and the timing of launch/revenue generation. No single major customer concentration currently exists because the Company is pre-revenue.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of April 30, 2026.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,631 as of April 30, 2026.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue through multiple streams on the Rayrok platform: credit-based purchases, subscription plans, and in-app advertising. These revenue streams have not yet launched and no related revenues have been recognized to date.

Credit-based purchases

The Company plans to generate revenues by offering a credit-based purchasing system to music listeners who wish to support artists through qualified full-song listens on the Rayrok platform. Payments for credits are expected to be collected at the time of purchase through the platform or third-party payment processors. The Company's primary performance obligation will be to provide users with access to purchased credits and to facilitate qualified full-song listening functionality on the platform. Upon launch, the Company expects to recognize revenue as credits are consumed or as qualified listens occur, which is when the related platform service obligations are satisfied.

_____

Subscription plans

The Company also plans to generate revenues by offering subscription plans to music listeners that provide ad-free access, enhanced discovery features, listening benefits, and other premium platform features. Subscription fees are expected to be collected in advance at the beginning of the subscription term through the platform or app store payment processors. The Company's primary performance obligation will be to provide continuous access to subscription-based platform features over the subscription term. Upon launch, the Company expects to recognize subscription revenue on a straight-line basis over the subscription period, as access and related services are provided and performance obligations are satisfied.

In-app advertising

In addition, the Company plans to generate revenues by offering advertising placements, sponsored content, and promotional campaigns to brands, advertisers, and music-related partners seeking exposure on the Rayrok platform. Payment terms are expected to vary by advertiser or partner, with some campaigns paid in advance and others invoiced under agreed contract terms, which may result in accounts receivable. The Company's primary performance obligation will be to deliver the agreed advertising impressions, sponsored placements, or campaign exposures on the platform. Upon launch, the Company expects to recognize advertising revenue as the related impressions or placements are delivered or ratably over the applicable campaign period, depending on the specific contract terms and pattern of transfer of the related services

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on January 9, 2026 and had no operations, taxable income, or filing requirements during the period ended April 30, 2026. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

_____

NOTE 5 – LIABILITIES AND DEBT

The company did not make use of any debt instrument as at the period under review.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock, par value $0.0001 per share. No common shares were issued or outstanding as of April 30, 2026. During the period from inception through April 30, 2026, the Company's founder contributed $11,888 in cash, which is presented as capital contributions within shareholders' equity.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to April 30, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 16, 2026, the date these financial statements were available to be issued.